UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 6, 2008

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated February 11, 2008
         CDC Software’s CRM Solution Selected by Largest Canadian Automobile
         Association Club To Deliver Superior Customer Service

1.02     Press release dated February 13, 2008
         CDC Factory Helps Breyers Yogurt Cope with Rising Industry Costs and
         Margin Pressure

1.03     Press release dated February 14, 2008
         CDC Games Reports Record Performance During Chinese New Year

1.04     Press release dated February 15, 2008
         CDC Games Launches www.12FootTall.com Portal to Showcase Online Games
         in North America

1.05     Press release dated February 22, 2008
         CDC Games Launches Popular Manga-Style Online Video Game in North
         America

1.06     Press release dated February 26, 2008
         CDC Software’s Pivotal CRM for Financial Services Solution Selected
         by Leading Asian Systems Integrator

1.07     Press release dated March 4, 2008
         CDC Software Signs Agreement to Acquire Controlling Stake in ISL, a
         Leading Provider of ERP Solutions in Southern China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: March 4, 2008	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated February 11, 2008 -- CDC Software’s CRM Solution Selected by Largest Canadian Automobile Association Club To Deliver Superior Customer Service
1.02	Press release dated February 13, 2008 -- CDC Factory Helps Breyers Yogurt Cope with Rising Industry Costs and Margin Pressure
1.03	Press release dated February 14, 2008 -- CDC Games Reports Record Performance During Chinese New Year
1.04	Press release dated February 15, 2008 -- CDC Games Launches www.12FootTall.com Portal to Showcase Online Games in North America
1.05	Press release dated February 22, 2008 -- CDC Games Launches Popular Manga-Style Online Video Game in North America
1.06	Press release dated February 26, 2008 -- CDC Software’s Pivotal CRM for Financial Services Solution Selected by Leading Asian Systems Integrator
1.07	Press release dated March 4, 2008 -- CDC Software Signs Agreement to Acquire Controlling Stake in ISL, a Leading Provider of ERP Solutions in Southern China